Mail Stop 3561

February 23, 2009

David M. Morse
Chief Executive Officer
Location Based Technologies, Inc.
4989 E. La Palma Avenue
Anaheim, CA 92807

> **Re:** **Location Based Technologies, Inc.**
> **File No. 333-139395**
> **Form 10-KSB: For the fiscal year ended August 31, 2008**

Dear Mr. Morse:

We have reviewed your February 10, 2009 correspondence and have the following comment. We believe you should file an amended Form 10-KSB in response to this comment. If you disagree, we will consider your explanation as to why a revision is unnecessary. Please be as detailed as necessary in your explanation. Please file your response to our comments via EDGAR within ten business days from the date of this letter.

Form 10-KSB: For the fiscal year ended August 31, 2008

Item 8A (T) – Controls and Procedures, page 25

> Refer to prior comment 5. We note that you provided management's conclusion regarding the effectiveness of disclosure controls and procedures but did not provide management's conclusion regarding the effectiveness of internal control over financial reporting. Please amend your Form 10-KSB to disclose management's conclusion regarding the effectiveness of internal control over financial reporting.
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You may contact Patrick Kuhn at 202-551-3308 or Joe Foti at 202-551-3816 with any questions. You may also contact me at 202-551-3380.

Sincerely,

Lyn Shenk
Branch Chief